UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 JANUARY 4, 2005


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TREASURY STOCK

STATUS RE NOVO NORDISK'S HOLDING OF ITS OWN SHARES (4 JANUARY 2004)

In continuation of the company's announcement on 30 April 2004 of a planned share repurchase programme, and pursuant to Section 29 of the Danish Securities Trading Act and Section 204.33 of the New York Stock Exchange Listed Company Manual, this is to report that as of today, Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates owns 22,585,129 of its own B shares of DKK 2, corresponding to a total nominal value of DKK 45,170,258 or 6.37% of the total share capital.

In the fourth quarter of 2004 a total of 3,000,000 B shares were repurchased by Novo Nordisk A/S, and 60,918 B shares were disposed of to employees who exercised options granted by Novo Nordisk.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 20,000 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                  Investors:

Outside North America:  Outside North America:
Elin K Hansen           Mogens Thorsager Jensen

Tel (direct):           Tel (direct):
(+45) 4442 3450         (+45) 4442 7945

                        Palle Holm Olesen
                        Tel (direct):
                        (+45) 4442 6175

In North America:       In North America:
Susan T Jackson         Christian Kanstrup
Tel (direct):           Tel (direct):
(+1) 609 919 7776       (+1) 609 919 7937

Stock Exchange Announcement No 2 / 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JANUARY 4, 2005                        NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer